EXHIBIT 99.3

112 Market Street

Harrisburg, PA 17101

(717) 231-2700

June 1, 2009

Dear Shareholder:

We are very pleased to provide you with the enclosed prospectus describing the Tower Bancorp, Inc. Dividend Reinvestment and Stock Purchase Plan (the “Plan”). The Plan provides shareholders with a convenient and economical way to purchase additional shares of the Company’s common stock by reinvesting cash dividends paid on their shares or through optional cash payments. The Plan will be funded with newly issued shares, treasury shares or shares purchased in the “open market.”

Participation is voluntary. If you do not choose to participate in the Plan, you will continue to receive cash dividends, as declared, in the usual manner.

Any registered owner of one or more shares may participate in the Plan. Additionally, if you are a “beneficial owner,” you may participate by either having shares transferred into your own name, or by making arrangements with your broker, bank or other nominee to participate in the Plan on your behalf.

If you choose to participate, you may reinvest all or a portion of dividends from all shares you own and/or make voluntary quarterly cash contributions toward the purchase of additional shares. In order to participate, please complete the enclosed enrollment form and return it in the provided return envelope to:

Registrar and Transfer Company

ATTN: Dividend Reinvestment Department

P.O. Box 664

Cranford, NJ 07016-9896

Before electing to participate in the Plan, we urge you to carefully read the enclosed prospectus. It contains important information regarding participation in the Plan and should be retained for future use.

Reinvestment of cash dividends in accordance with the Plan will commence with the third quarter 2009 dividend.

If you would like your participation in the Plan to begin with the third quarter 2009 dividend, we request that you return your completed enrollment form no later than July 31, 2009. If you choose not to participate in the Plan at this time you may participate in the future if you desire.

We are excited about this new opportunity you now have to further participate in the growth and success of the Company. Should you have any questions, please address them to Sally Russo, Investor Relations at (717) 231-2700, or the Registrar and Transfer Company at 1-800-368-5948.

Thank you for your continued support!

Sincerely,

Andrew S. Samuel

President and Chief Executive Officer